        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements and notes thereto included in Exhibit 1.
This "management's discussion and analysis of financial condition and results of operations" section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those set forth under the caption "Risk Factors"
in Exhibit 3.

OVERVIEW

     We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the USB flash drive market with our DiskOnKey product and the multimedia mobile handset market with our Mobile DiskOnChip products. We also sell flash data storage products targeted at the embedded systems market, including our DiskOnChip and Fast Flash Disk (FFD) products.

     Below are some of the highlights and trends affecting our business since the beginning of 2004:

     Revenue Growth -- Because the markets that our products address grew rapidly, our revenues have grown significantly over the past few years. In
2003, our revenues grew by 101% in comparison to 2002, and our revenues in 2004 grew by 167% in comparison to 2003. In particular, our sales to the USB flash drive market grew by 187%, from $79.4 million in 2003 to $228.2 million in
2004, and our sales to the mobile multimedia handset market grew by 301%, from
$17.4 million in 2003 to $69.8 million in 2004. We expect our revenues to continue to grow in 2005, though at a significantly slower rate.

     Revenue growth in 2004 was attributable in large part to significant growth in unit sales of both our DiskOnKey and Mobile DiskOnChip products, as both the USB flash drive and multimedia mobile handset markets experienced strong end-user demand. While the average selling prices per megabyte for our products have declined in recent years, the average selling price per unit for our DiskOnKey and Mobile DiskOnChip products remained relatively stable, as a result of consumers purchasing products with higher capacity storage due to declining prices.

     Such revenue growth has placed and is expected to continue to place a strain on our operational, logistical and managerial resources. We have expanded our work force from approximately 330 employees at January 1, 2003 to approximately 530 employees at December 31, 2004. We cannot assure you that our logistical infrastructure, systems, procedures and controls will be adequate to support our anticipated growth.

     Seasonality -- In 2004, we experienced stronger demand for our Mobile
DiskOnChip products in the second half of the fiscal year, and for our
DiskOnKey product in the fourth quarter, in each case due to end-of-year holiday demand. We expect, however, that demand in the first half of 2005 will be weaker, due in part to the strong sales during the holiday season, which will adversely affect our product sales and profitability in the first half of
2005. We anticipate that we will experience seasonal declines in our sales in the first half of future fiscal years when compared to the fourth quarter of the preceding year.

     Non-product Revenues -- In 2004, we experienced strong growth in our revenues from non-product sales -- specifically our revenues generated from license fees and royalties received under license agreements with third parties and our share in the profit of the Venture (as described below) which grew from
$6.3 million to $36.9 million, an increase of 486%. The increase in non-product sales was primarily attributable to our share in the profit of the Venture, which began to operate at the end of 2003, but did not generate meaningful revenues until the beginning of 2004. We expect non-product revenues to continue to represent an important source of our revenues and income.

     In the USB flash drive market, we and Toshiba entered into a venture (the
"Venture") designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales

of USB flash drives. The Venture is jointly owned and equally controlled by us and Toshiba. Concurrently with establishing the Venture, we entered into a patent cross-license agreement with Toshiba, under which each party granted the other party a license to patents. The license by us to Toshiba includes our patents related to USB flash drives. Both Toshiba and we have obligations to conduct a portion of our USB flash drive business through the Venture, by purchasing USB flash drives from the Venture. The Venture sources the flash components used to manufacture USB flash drives from Toshiba and the controllers from us or third parties. Under our agreements, Toshiba has committed to provide the Venture, for use by both companies for their USB flash drive business, with a specified portion of its flash component manufacturing capacity.

     We do not consolidate the results of the Venture in our financial statements; rather, our investment in the Venture is accounted in accordance with the equity method. As a result, we recognize our approximately 50% share of the profit earned by the Venture as equity in the earnings of an affiliate in accordance with U.S. GAAP. This equity in the earnings of an affiliate is reflected in two ways in our financial statements:

    o Our share in the profit of the Venture attributable to sales by the
     Venture to us effectively represents a reduction in the cost of the products that we purchase from the Venture, and is therefore recorded as a reduction of our cost of goods sold for these products.

    o The remainder of our share in the profit of the Venture is recognized as other (i.e., non-product) revenues. Because these revenues have no associated cost of goods sold, our operating profit and net income are more sensitive to fluctuations in these revenues than to fluctuations in our product revenues.

     Commencing with our 2004 results, we adopted a new presentation method for our consolidated statement of operations to better reflect our business due to the fact that a growing portion of our revenues are generated from sources other than product sales, specifically a portion of our share in the profit of the Venture as well as license fees and royalties from licensing our intellectual property rights to third parties, both of which have no associated cost of goods sold. As a result, our historical presentation in our statement of operations of gross profit, derived by subtracting cost of goods sold from revenues, is no longer a meaningful measure of our business. Under the new presentation method, we group cost of goods sold with our operating expenses and have eliminated the presentation of gross profit from our statement of operations.

     MegaSIM Product -- In October 2004, we announced plans to introduce our
MegaSIM card module, a high capacity data storage solution designed for universal subscriber identification modules, or SIM cards, that are used in all mobile handsets for GSM and WCDMA cellular networks. Our MegaSIM module is designed to enable the integration in a SIM card of secure, high capacity flash-based storage, with densities ranging between 16 to 256 megabytes.
MegaSIM is designed to combine the functionality of a standard SIM card with high capacity memory. We currently anticipate commercial availability of our initial MegaSIM module in the second half of 2005. We cannot assure you that we will meet our product introduction schedule for MegaSIM, or that our MegaSIM module will be commercially successful when introduced.

     SanDisk Collaboration -- In August 2004, we entered into agreements with
SanDisk Corporation for the joint development, standardization and promotion of a next-generation USB flash drive platform. The agreements contain certain patent cross-license provisions in connection with the USB flash drive technology and an option to license certain other patents which are not covered by such cross-license. In connection with this collaboration, in December 2004, we and SanDisk Corporation formed U3 LLC to develop a unified standard for the development of software applications for USB flash drives. U3 intends to provide software developers with software development tools to create applications that will be accessible from all USB flash drives designed based on the new standard. We cannot assure you that software developers will be interested in creating these applications or that, to the extent applications are developed based on the platform, that these applications will be commercially successful.

     The following is a brief description of certain of the line items included in our financial statements as well as trend information regarding those line items:

     Revenues. We categorize revenues based both on the manner in which we generate our revenues and on the end markets from which we generate our revenues. We generate revenues from the sale of our products, primarily our
DiskOnKey, Mobile DiskOnChip, DiskOnChip and FFD products, from income derived from our share in the profit of the Venture (other than our share in the profit derived from sales by the Venture to us, which are instead reflected as a reduction from cost of goods sold) and from license fees and royalties received for licensing our technology to third parties. These revenues are generated from sales into three principal end markets: the USB flash drive market, into which we sell our DiskOnKey product, the multimedia mobile handset market, into which we sell our Mobile DiskOnChip products, and the embedded systems market, into which we sell our DiskOnChip and FFD products. For the year ended December
31, 2004, we derived approximately 66% of our revenues from the USB flash drive market, approximately 20% of our revenues from the multimedia mobile handset market and approximately 13% of our revenues from the embedded systems market.

     Revenues from licensing our technology to third parties are derived from our license agreements, under which, in exchange for granting the licenses, we receive, among other things, license fees and royalties.

     Revenues derived from our share in the profit of the Venture and from license fees and royalties from licensing our technology to third parties accounted for approximately 11% of our revenues in 2004. Given that these revenues have no associated cost of goods sold, our operating profit and net income are more sensitive to fluctuations in these revenues than to changes in product sales.

     A majority of our sales have been to a limited number of customers. For the years ended December 31, 2003 and 2004, our top 10 customers accounted for
55% and 59% of our revenues, respectively. In 2004, two customers separately accounted for greater than 10% of our total revenues. We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for at least the next several years.

     In 2004, Asia accounted for 48% of our revenues, the United States accounted for 31% of our revenues, Europe accounted for 14% of our revenues and
Israel (including profit from the Venture) accounted for 7% of our revenues. We expect to continue to generate a significant portion of our revenues from Asia, in part due to the fact that many of our Mobile DiskOnChip customers are handset manufacturers located in Asia, as well as from the United States, the largest market for our DiskOnKey products.

     Cost of Goods Sold. Our cost of goods sold consists primarily of the cost of flash memory components, ASIC components and manufacturing costs (including costs of subcontractors that manufacture our products), and salaries and related personnel expenses for those engaged in the manufacture of our products. Cost of flash memory components accounts for the substantial majority of our cost of goods sold. As described above, our share in the profit of the
Venture attributable to sales of products by the Venture to us effectively represents a reduction in the cost of the products we purchase from the
Venture, and is therefore recorded as a reduction of our cost of goods sold for the corresponding products.

     Our cost of goods sold as a percentage of revenues is impacted by a number of factors, including the following factors:

    o Cost of flash components.  In the event that our cost for flash components increases, we may be unable to pass these cost increases on to our customers, and consequently our cost of goods sold as a percentage of revenues could rise and our profitability could be adversely affected.
     Conversely, if the market price for flash components decreases, we may be required to write down the value of our existing inventory, thereby increasing our cost of goods sold.

    o Access to lower cost flash components. We strive to have the technological ability and commercial access to use in our products lower cost flash components based on more advanced technology, such as multi-level cell (MLC) flash technology. The higher the portion that such lower cost flash components represent of our total flash components usage, the lower our cost of goods sold as a percentage of revenues.

    o Efficient inventory management.  The dynamic pricing environment for flash components requires that we manage our inventory in an efficient manner. Under our supply agreements, we are committed to provide binding purchase forecasts for flash components and Mobile DiskOnChip at lead times longer than those that our customers provide us for their product orders. This requires us to purchase inventory based on forecasted demand in advance of customer orders. If we overestimate customer demand, leaving us with excess inventory, we might be required to write down the value of the inventory as flash component prices drop, causing our cost of goods sold as a percentage of revenues to increase.

    o Product pricing environment. Our DiskOnKey and Mobile DiskOnChip products are designed for consumer electronics applications. The consumer market is intensely competitive and is price-sensitive. Softening demand for our products targeted at these markets or aggressive pricing strategies of our competitors may cause market prices to decrease. To the extent that market prices in these consumer electronics markets decrease rapidly, we may be forced to lower our selling prices at a faster rate than the decrease in the cost of flash components that we purchase, which could cause our cost of goods sold as a percentage of revenues to rise and our profitability to be adversely affected.

    o Product mix. Each of our products has different associated gross margins, which varies quarterly based on market dynamics, competition, our average selling prices and our cost of materials. Our product mix varies quarterly, which affects our overall gross margins and profitability.
     Therefore when the percentage of our revenues derived from lower margin products increases in any given period, our cost of goods sold as a percentage of revenues will increase for that period. Currently, sales of our DiskOnKey product to the USB flash drive market carry lower gross margins than our other products. Consequently, an increase in the percentage of revenues from sales of DiskOnKey could increase our costs of goods sold as a percentage of revenues, negatively affecting our profitability.

    o Percentage of revenues derived from license fees and royalties and from our share in the profit of the Venture. Given that revenues both from licensing our technology and from our share in the profit of the Venture have no associated cost of goods sold, our overall profitability is more sensitive to changes in our license fees and royalties and to the profits from the Venture than to changes in product sales. A decline in the percentage of revenues generated from licenses and the Venture during any given period could increase our costs of goods sold as a percentage of revenues, negatively affecting our profitability.

     We currently expect our cost of goods sold as a percentage of revenues to show a modest decrease in 2005 relative to 2004, based on our expectations of the overall impact of the various factors described above. However, we cannot assure you that these factors will indeed contribute as expected to our cost of goods sold. To the extent any factor described above or any other factor has a different effect than we currently anticipate, our cost of goods sold as a percentage of revenues could increase and our operating margins could be adversely affected.

     Research and Development Expenses, Net. Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the Office of the
Chief Scientist, or OCS, the Singapore-Israel Industrial Research and
Development Fund, or SIIRD, and the Information Society Technology Fund, or
IST. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives. During 2004, as a result of the growth in our revenues and the expected growth potential for both our existing products and products and technologies in development, we expanded our investments in research and development. We expect research and development expenses to increase in the future as we continue to enhance existing products and develop new products and

product lines to address existing and potential markets, including our new
MegaSIM module targeted at the multimedia mobile handset market.

     Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sale and marketing of our products (including commissions payable to our independent sales representatives), as well as related trade shows and promotional and public relations expenses. During 2004, as a result of the growth in our revenues and the expected growth potential for both the
DiskOnKey and the Mobile DiskOnChip products, we expanded our selling and marketing activities and invested in broadening our sales channels to target additional geographic and end markets. We expect our selling and marketing expenses to increase in the future as we continue to expand our sales and marketing activities.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

     Financial Income, Net. Financial income, net consists primarily of interest earned on marketable securities and bank deposits, gains or losses from the sale of marketable securities and foreign currency translation differences resulting from the translation of monetary balance sheet items denominated in non-dollar currencies.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

                                                                   YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                               2002           2003          2004
                                                           ------------   ------------   ----------

   Revenues:
     Product sales .....................................        97.6%          95.2%         89.4%
     Other .............................................         2.4%           4.8%         10.6%
                                                               -----          -----         -----
   Total revenues ......................................       100.0%         100.0%        100.0%
   Costs and expenses:
     Cost of goods sold ................................        68.5%          71.6%         76.2%
     Research and development, net .....................        18.5%          11.4%          7.1%
     Selling and marketing .............................        19.3%          14.9%          8.9%
     General and administrative ........................         6.2%           3.7%          2.0%
                                                               -----          -----         -----
   Total costs and expenses ............................       112.5%         101.6%         94.2%
                                                               -----          -----         -----
   Operating income (loss) .............................       (12.5%)        ( 1.6%)         5.8%
   Financial income, net ...............................         4.0%           2.1%          1.1%
   Other income, net ...................................         0.0%           0.1%          0.1%
                                                               -----          -----         -----
   Income (loss) before minority interest in losses of a
     subsidiary ........................................       ( 8.5%)          0.6%          7.0%
                                                               -----          -----         -----
   Minority interest in losses of a subsidiary .........         0.0%           0.1%          0.0%
   Net income (loss) ...................................       ( 8.5%)          0.7%          7.0%
                                                               =====          =====         =====

     The following table sets forth, for the periods indicated, our revenues by source and by end markets (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                     2002          2003          2004
                                                  ----------   -----------   -----------

   Revenues:
     Product sales ............................    $ 63,256     $ 123,801     $310,698
     Other ....................................       1,561         6,253       36,853
                                                   --------     ---------     --------
   Total ......................................    $ 64,817     $ 130,054     $347,551
                                                   ========     =========     ========
   Revenues:
     USB flash drive market ...................    $ 26,810     $  79,358     $228,218
     Multimedia mobile handset market .........       3,613        17,356       69,772
     Embedded systems market ..................      31,679        30,727       46,698
     Other ....................................       2,715         2,613        2,863
                                                   --------     ---------     --------
   Total ......................................    $ 64,817     $ 130,054     $347,551
                                                   ========     =========     ========

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

     Revenues. Revenues for the year ended December 31, 2004 increased by
$217.5 million, or 167%, to $347.6 million from $130.1 million for the year ended December 31, 2003. Revenues derived from the USB flash drive market increased by $148.9 million, or 188%, to $228.2 million, revenues derived from the multimedia mobile handset market increased by $52.4 million, or 302%, to
$69.8 million, and revenues derived from the embedded systems market increased by $16.0 million, or 52%, to $46.7 million. We expect our revenues to continue to grow in 2005, though at a significantly slower rate.

     Total product sales increased by $186.9 million, or 151%, to $310.7 million and other revenues, consisting of our share in the profit of the
Venture and license fees and royalties from the licensing of our technology, increased by $30.6 million, or 489%, to $36.9 million. The increase in revenues from product sales was attributable primarily to increased sales of our
DiskOnKey and Mobile DiskOnChip products. Other (non-product) revenues increased due to an increase in our share in the profit of the Venture, from which we began to generate revenues only at the beginning of 2004, as well as to increased license fees and royalties from the licensing of our technology in
2004 as compared to 2003.

     Cost of Goods Sold. Our cost of goods sold for the year ended December 31,
2004 increased by $171.7 million to $264.8 million, an increase of 184% from cost of goods sold of $93.1 million for the year ended December 31, 2003. Our cost of goods sold as a percentage of revenues increased from 71.6% for the year ended December 31, 2003 to 76.2% for the year ended December 31, 2004, primarily due to competitive pricing pressures. This increase was partially offset by an increase in our non-product sales.

     Research and Development Expenses, Net. Our gross research and development expenses for the year ended December 31, 2004 increased by $9.7 million to
$25.1 million, an increase of 63.0% from gross research and development expenses of $15.4 million for the year ended December 31, 2003. Our net research and development expenses for the year ended December 31, 2004 increased by $10.1 million to $24.8 million, an increase of 68.7% from net research and development expenses of $14.7 million for the year ended December
31, 2003. The increase in our gross research and development expenses is attributable to our increase in investments in the development of new products and the enhancement of existing products. As a percentage of revenues, our net research and development expenses decreased to 7.1% for the year ended December
31, 2004 from 11.3% for the year ended December 31, 2003. During the year ended
December 31, 2004, we recognized $111,000 and $128,000 of research and development grants from IST and OCS, respectively, compared to $84,000,
$414,000 and $177,000 of research and development grants we recognized from
SIIRD, IST and OCS, respectively, during the year ended December 31, 2003.

     Selling and Marketing Expenses. Selling and marketing expenses for the year ended December 31, 2004 increased by $11.7 million, or 60%, to $31.1 million from $19.4 million for the year ended December 31, 2003, due to increased expenditures on broadening our sales channels to target additional geographic and end markets, increased sales and marketing personnel and increased marketing activity for existing and new opportunities, including our recently announced MegaSIM module card. As a percentage of revenues, our selling and marketing expenses decreased to 8.9% for the year ended December
31, 2004 from 14.9% for the year ended December 31, 2003.

     General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2004 increased by $1.9 million, or 39.6%, to
$6.8 million from $4.9 million for the year ended December 31, 2003. This increase was attributable to our expanding operations to accommodate our substantial growth in 2004, principally an increase in salaries, legal and accounting expenses, rent expense and insurance premiums to accommodate our growing operations and larger employee base. As a percentage of revenues, our general and administrative expenses decreased to 1.9% for the year ended
December 31, 2004 from 3.7% for the year ended December 31, 2003.

     Financial Income, Net. Financial income, net for the year ended December
31, 2004 increased by $1.2 million to $3.9 million from $2.7 million for the year ended December 31, 2003, due primarily to our increased cash balance in
2004 resulting from our secondary equity offering in February 2004.

     Income Taxes. Due to our carryforward of net operating losses as well as various programs established by the Israeli government to encourage investment in Israel, under which we enjoy tax holidays and reduced tax rates in Israel, we did not incur any income tax expenses in 2003 and 2004 on a consolidated basis. We expect that we will incur little to no income taxes on a consolidated basis during 2005.

     Net Income (Loss). For the year ended December 31, 2004, we recognized net income of $24.2 million compared to net income of $0.9 million for the year ended December 31, 2003.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     Revenues.  Revenues for the year ended December 31, 2003 increased by
$65.2 million, or 101%, to $130.1 million from $64.8 million for the year ended
December 31, 2002. Revenues derived from the USB flash drive market increased by $52.5 million, or 196%, to $79.4 million, revenues derived from the multimedia mobile handset market increased by $13.7 million, or 380%, to $17.4 million and revenues derived from the embedded systems market decreased by $1.0 million, or 3%, to $30.7 million. Total product sales increased by $60.5 million, or 96%, to $123.8 million and other revenues, consisting of license fees and royalties, increased by $4.7 million, or 301%, to $6.3 million.

     Cost of Goods Sold. Our cost of goods sold for the year ended December 31,
2003 increased by $48.7 million to $93.1 million, an increase of 110% from cost of goods sold of $44.4 million for the year ended December 31, 2002. Our costs of goods sold as a percentage of sales increased from 68.5% for the year ended
December 31, 2002 to 71.6% for the year ended December 31, 2003, due to an increase in the price of flash components as a result of a shortage in the supply of flash memory components and due to pricing pressures resulting from increasing competition. This increase was partially offset by an increase in our revenues from license fees and royalties.

     Research and Development Expenses, Net. Our gross research and development expenses for the year ended December 31, 2003 increased by $3.2 million to
$15.4 million, an increase of 25.6% from gross research and development expenses of $12.2 million for the year ended December 31, 2002. Our net research and development expenses for the year ended December 31, 2003 increased by $2.7 million to $14.7 million, an increase of 22.9% from net research and development expenses of $12.0 million for the year ended December
31, 2002. The increase in our gross research and development expenses is attributable to our decision to increase our investments in the development of new products. As a percentage of revenues, our net research and development expenses decreased to 11.3% for the year ended December 31, 2003 from 18.5% for the year ended December 31, 2002. During the year ended December 31, 2003, we recognized $84,000, $414,000, and $177,000 of research and development grants from SIIRD, IST and OCS, respectively, compared to $63,000 and $212,000 of research and development grants we recognized from SIIRD and IST, respectively, during the year ended December 31, 2002.

     Selling and Marketing Expenses. Selling and marketing expenses for the year ended December 31, 2003 increased by $6.9 million, or 55%, to $19.4 million from $12.5 million for the year ended December 31, 2002, due to increased expenditures on broadening our sales channels, increased sales and marketing personnel and increased marketing activity for existing and new opportunities. As a percentage of revenues, our selling and marketing expenses decreased to 14.9% for the year ended December 31, 2003 from 19.4% for the year ended December 31, 2002.

     General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2003 increased by $0.9 million, or 21%, to $4.9 million from $4.0 million for the year ended December 31, 2002. This increase is attributable mainly to expenses associated with an intellectual property litigation matter, which was settled in the third quarter of 2003. As a percentage of revenues, our general and administrative expenses decreased to
3.7% for the year ended December 31, 2003 from 6.2% for the year ended December
31, 2002.

     Financial Income, Net. Financial income, net for the year ended December
31, 2003 increased slightly by $0.1 million to $2.7 million from $2.6 million for the year ended December 31, 2002.

     Minority Interest in Losses of Subsidiary. In 2003, we established a subsidiary, SmartCaps Ltd., to create applications for our DiskOnKey. The OCS invested in SmartCaps, and held a minority interest in the subsidiary's equity.
During 2003, we reported minority interest in the losses of SmartCaps of
$117,000. In 2004, SmartCaps ceased operations.

     Net Income (Loss). For the year ended December 31, 2003, we recognized net income of $0.9 million compared to a net loss of $5.5 million for the year ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

     To date, we have funded our operations primarily through the sales of our ordinary shares, cash from operations and, to a lesser extent, government grants to support our selling and marketing and research and development efforts. We completed our initial public offering in March 1993. Since then, we have raised $256.2 million in the aggregate through public offerings and private placements of our ordinary shares, including a secondary offering of our ordinary shares in February 2004 which raised net proceeds of approximately
$95.4 million.

     As of December 31, 2004, our cash, cash equivalents, bank deposits and marketable securities were $174.7 million ($26.0 million of this amount being comprised of long-term marketable securities). We believe that our cash, cash equivalents, bank deposits and marketable securities will be sufficient to fund our anticipated working capital needs and planned capital expenditures for the next twelve months.

     We had no indebtedness as of December 31, 2004.

     Net cash used in operating activities for the year ended December 31, 2004 was $4.2 million, as compared to $22.0 million for the year ended December 31,
2003. The decrease in cash used in operating activities in 2004 as compared to
2003 was primarily attributable to our achieving net income of $24.2 million in
2004, which was offset by an increase in trade receivables and inventories, the increase in undistributed equity in earnings of the Venture and a decrease in deferred revenues.

     Our trade receivables increased to $41.5 million at December 31, 2003 from
$19.7 million at December 31, 2002. This increase reflects our increased sales in 2004. We expect trade receivables to continue to increase as our sales grow.

     Our inventories increased from $45.9 million at December 31, 2003 to $56.2 million at December 31, 2004, in order to meet increasing market demand. Our inventory of finished goods increased from $33.1 million at December 31, 2003 to $38.1 million at December 31, 2004. However, the portion of our finished goods inventory that represents our product sales for which revenues were not recognized during the period in accordance with our revenue recognition policy, as well as inventory on consignment to our customers collectively decreased from $27.8 million to $22.6 million over this same period. See also "--Critical
Accounting Policies and Estimates--Revenue Recognition." We expect that our inventory levels will continue to be at higher than historical levels as our revenues continue to grow.

     Net cash used in investing activities for the year ended December 31, 2004 was $72.7 million, as compared to net cash provided by investing activities of
$6.0 million for the year ended December 31, 2003. This increase in net cash used in investing activities was primarily attributable to our investment in marketable securities of the proceeds of our secondary equity offering in
February 2004. Similarly, net cash provided by financing activities increased to $101.8 million in 2004, primarily due to the secondary equity offering.

     We expect that our uses of cash in the near future will be to fund working capital and increases in selling and marketing expenditures and research and development expenditures.

     For the year ended December 31, 2004, the aggregate amount of our capital expenditures was $5.4 million. These expenditures were principally for the purchases of computer hardware and software and facilities improvements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements:

     REVENUE RECOGNITION -- We generate most of our revenues from selling our flash data storage products to end customers, distributors, retailers and OEMs.

     Revenues from product sales are recognized in accordance with SEC Staff
Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable.

     Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the distributors or retailers sell our products to the end customers, or the right expires. In addition, when introducing a new product, we defer revenues generated by sales of such products until such time as we estimate the acceptance of the product by the end customer to be reasonably certain, since at the time of sale we do not have sufficient experience to estimate the amount of returns for such products.

     Deferred revenues consist of amounts received from customers for which revenues have not been recognized.

     Cost of finished goods relating to unrecognized products sales are presented as inventory until such time that the sales are recognized.

     Equity in earnings of the Venture, less the portion recognized as a reduction in cost of goods sold, are presented in the statement of operations as other revenues.

     We receive royalties from licensing the right to use our technology to third parties. The timing of revenue recognition is dependent on the terms of each contract and on the timing of sales by the licensees. We recognize royalty revenues when final reports of the licensee's sales covered by the license agreement are received from the licensees. We recognize revenues from perpetual licenses for certain patents in consideration for fixed periodic payments when the related payments become due.

     INVENTORY VALUATION -- Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product life-cycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the market value based upon assumptions about future demand, market conditions, and, specifically, prices of flash components.

     WARRANTIES -- We provide for the estimated cost of product warranties at the time revenue is recognized. The products we sell are covered by a warranty for periods ranging from one year to five years. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profits.

     INVESTMENT IN THE VENTURE -- The investment in the Venture is accounted for under the equity method. Equity in the earnings of the Venture attributable to sales between the Venture and us, but not realized through sales by us to third parties, is eliminated.

     We record our equity in the earnings of the Venture attributable to sales made by the Venture to us as a reduction in our cost of goods sold, as it represents inter-company profits and a reduction to the cost of the products sold by the Venture to us. Equity in the earnings of the Venture less the portion recognized as a reduction of cost of goods sold are presented in our consolidated statement of operations as other revenues.

     Management evaluates the investment in the Venture for evidence of an other-than-temporary decline in value. When relevant factors indicate a decline in value that is other than temporary, we will record a provision for the decline in value. As of December 31, 2004, no such decline in value has been indicated.

     INVESTMENTS IN OTHER COMPANIES -- Investments in other companies are stated at cost, since we do not have the ability to exercise significant influence over the operating and financial policies of those companies.

     Management evaluates investments in other companies for evidence of declines in value, other than temporary declines. When relevant factors indicate a decline in value that is other than temporary, we record a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As of December 31, 2004, no such decline in value has been indicated.

LEASE COMMITMENTS

     Our facilities in Omer and Ra'anana, Israel, our subsidiaries' facilities and our vehicles are leased under several operating lease agreements, which expire on various dates, the latest of which is in 2007.

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     Future minimum lease commitments under non-cancelable operating leases are as follows (in millions of dollars):

                              YEAR ENDED DECEMBER 31,
                         ---------------------------------
                            2005        2006        2007
                         ---------   ---------   ---------

  Facilities .........    $  0.7      $  0.5      $  0.2
  Vehicles ...........       1.9         1.5         0.7
                          ------      ------      ------
  Total ..............    $  2.6      $  2.0      $  0.9
                          ======      ======      ======

     Facilities lease expenses for the years ended December 31, 2003 and 2004, were approximately $0.4 million and $0.7 million, respectively. Vehicle lease expenses for the years ended December 31, 2003 and 2004 were approximately $1.2 million and $1.5 million, respectively.

ROYALTY COMMITMENTS

     Under our research and development agreements with the OCS and SIIRD, we are required to pay royalties at the rate of 1.5% to 5% of sales of products developed with funds provided by the OCS and SIIRD, up to an amount equal to
150% of the OCS and 100% of the SIIRD research and development grants
(dollar-linked) related to such projects. As of December 31, 2004, we had outstanding contingent obligations to pay royalties of $0.7 million in respect of these various grants.

TAXATION

     The general Israeli corporate tax rate was reduced in July 2004 from 36%
to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, the effective rate of tax of a company that derives income from an approved enterprise may be considerably lower than those rates. Most of our production facilities have been granted approved enterprise status under six separate programs pursuant to
Israel's Law for the Encouragement of Capital Investments, 1959. The primary tax benefits resulting from such status are described below.

     During 2000, we purchased the assets of Fortress U&T Ltd., which had a facility that had been granted approved enterprise status. In 2000, we initiated a research and development facility in Omer, Israel, at the site of
Fortress' facilities. Income derived from our Omer facility is tax exempt for a
10-year period, commencing in the year in which we first recognize Israeli taxable income from that facility. However, the tax-exempt period will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for the Omer approved enterprise. We have an agreement with the Israeli tax authorities and the investment center as to the percentage of our revenues which are deemed attributable to the facility in
Omer.

     In addition, income which is not attributable to our Omer facility and which is derived from our approved enterprises that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. Income which is not attributable to the Omer facility and which is derived from our approved enterprises that commenced operations after 1996 is tax exempt for the first two years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. The reduced tax rate is imposed at a rate of between 10% and 25%, depending on the percentage of our ordinary shares held by non-Israelis in that remaining period (the more of our ordinary shares held by non-Israelis, the lower the tax rate). The tax benefit periods for each respective approved enterprise will commence in the year in which we first recognize Israeli taxable income from such approved enterprise, and will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for such approved enterprise. Accordingly, the period relating to these approved enterprises will expire between 2005 and 2012. The tax benefit periods for these approved enterprises have not yet commenced except for the first program.

     We manufacture part of our products outside of Israel, using foreign contract manufacturers. This might affect the tax benefits to which we are entitled. We are currently negotiating this matter with

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the Israeli tax authorities and the investment center. We do not believe that the outcome of these negotiations, even if adverse, will have a material impact on us in 2005.

     We cannot be sure that approved enterprise programs will continue to be available, or that we will continue to qualify for benefits under such programs. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the relevant laws and regulations and the criteria set forth in the certificate of approval issued to us. In the event that we do not comply with these conditions, in whole or in part, we may be required to refund the amount of the benefits, indexed to the Israeli consumer price index ("CPI"), with interest.

     For the years ended December 31, 2002 and 2003, we incurred losses for tax purposes. Accordingly, we did not provide for taxes on income in the reported periods. Although we had gains in 2004, we did not provide for taxes on income because of our net operating losses.

     We and our Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2004, in the amount of approximately $30.0 million. These losses may be carried forward (linked to the Israeli CPI) and offset against taxable income in the future for an indefinite period. We expect that until these tax losses are utilized in full, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these consolidated financial statements.

     As of December 31, 2004, we had U.S. federal net operating loss carryforwards of approximately $11.0 million that can be carried forward and offset against taxable income. These loss carryforwards expire during the years
2009 to 2023. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

     As of December 31, 2004, M-Systems Taiwan and M-Systems Japan had net
operating loss carryforwards of approximately $2.5 million and $1.5 million, respectively, which can be carried forward and offset against taxable income during the years 2005 to 2007.

INFLATION

     Most of our sales are made in dollars, and most of our expenses are incurred in dollars or New Israeli Shekels. We have not been materially affected by changes in the rate of inflation in Israel. Inflation in the United
States and our other markets has not had a material effect on our results of operations.

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